SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Layne Christensen Company
(Name of Issuer)

Common Stock, par value $0.01 par value
(Title of Class of Securities)

521050104
(CUSIP Number)

December 31, 2017
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 521050104	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,794,872 shares of Common Stock issuable upon conversion of convertible notes
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,794,872 shares of Common Stock issuable upon conversion of convertible notes
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,794,872 shares of Common Stock issuable upon conversion of convertible notes
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.28%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 521050104	13G/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS 1992 MSF International Ltd. (formerly known as Highbridge International LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,230,769 shares of Common Stock issuable upon conversion of convertible notes
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,230,769 shares of Common Stock issuable upon conversion of convertible notes
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,230,769 shares of Common Stock issuable upon conversion of convertible notes
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.83%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 521050104	13G/A	Page 4 of 6 Pages

This Amendment No. 3 (this "Amendment No. 3") amends the statement on Schedule 13G filed with the Securities and Exchange Commission (the "SEC") on March 13, 2015 (the "Original Schedule 13G"), as amended by Amendment No. 1 filed with the SEC on February 16, 2016 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on February 14, 2017 ("Amendment No. 2" and together with the Original Schedule 13G, Amendment No. 1 and this Amendment No. 3, the "Schedule 13G"), with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Layne Christensen Company, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G. This Amendment No. 3 amends and restates Items 2(a), 2(b), 2(c) and 4 in their entirety as set forth below.

Item 2(a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i)	Highbridge Capital Management, LLC 40 West 57th Street, 32nd Floor New York, New York 10019 Citizenship: State of Delaware
(ii)	1992 MSF International Ltd. c/o Highbridge Capital Management, LLC 40 West 57th Street, 32nd Floor New York, New York 10019 Citizenship: Cayman Islands

On July 10, 2017, Highbridge International LLC changed its name to "1992 MSF International Ltd.". The foregoing persons are hereinafter sometimes referred to as the "Reporting Persons."

Item 4.	OWNERSHIP.

(a)       Amount beneficially owned:

As of December 31, 2017, (i) 1992 MSF International Ltd. may be deemed to beneficially own 1,230,769 shares of Common Stock issuable upon conversion of convertible notes and (ii) Highbridge Capital Management, LLC, as the trading manager of 1992 MSF International Ltd. and Highbridge Tactical Credit & Convertibles Master Fund, L.P. (collectively, the "Highbridge Funds") may be deemed to be the beneficial owner of 1,794,872 shares of Common Stock issuable upon conversion of the convertible notes held by the Highbridge Funds.

CUSIP No. 521050104	13G/A	Page 5 of 6 Pages

(b)       Percent of class:

The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 19,882,366 shares of Common Stock reported to be outstanding as of November 28, 2017 in the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2017 filed with the SEC on December 5, 2017 and assumes the conversion of the convertible notes held by the Highbridge Funds. Therefore, as of December 31, 2017, (i) 1992 MSF International Ltd. may be deemed to beneficially own approximately 5.83% of the outstanding shares of Common Stock of the Company and (ii) Highbridge Capital Management, LLC may be deemed to beneficially own approximately 8.28% of the outstanding shares of Common Stock of the Company.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock issuable upon conversion of the convertible notes held by the Highbridge Funds.

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote

0

(ii)       Shared power to vote or to direct the vote

See Item 4(a)

(iii)       Sole power to dispose or to direct the disposition of

0

(iv)       Shared power to dispose or to direct

the disposition of

See Item 4(a)

CUSIP No. 521050104	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2018

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

1992 MSF INTERNATIONAL LTD.

By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director